Exhibit 99.1

PRESS RELEASE

SOURCE: Neptune Technologies & Bioressources Inc.

Neptune Announces the Election of its Directors

Laval, Québec, CANADA – August 17, 2017 - Neptune Technologies & Bioressources Inc. (“Neptune” or the “Corporation”) (NASDAQ – TSX: NEPT) announces that the nominees listed in its management proxy circular dated July 13, 2017 were elected as directors of the Corporation. The detailed results of the vote for the election of directors at its Annual Meeting of Shareholders held on August 15, 2017 in Montreal are set out below.

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Katherine Crewe	15,983,689	90.67%	1,645,361	9.33%
Ronald Denis	15,461,112	87.70%	2,167,938	12.30%
James S. Hamilton	10,891,414	61.78%	6,737,636	38.22%
John M. Moretz	16,903,582	95.88%	725,468	4.12%
François R. Roy	14,984,466	85.00%	2,644,584	15.00%
Richard P. Schottenfeld	16,687,058	94.66%	941,992	5.34%
Leendert H. Staal	16,866,250	95.67%	762,800	4.33%

Furthermore, KPMG LLP, Chartered Professional Accountants, were appointed as independent auditors of the Corporation for the ensuing year.

For further information on the voting results of the resolutions passed during Neptune’s Annual Meeting of Shareholders held on August 15, 2017, please refer to the Report of Voting Results available on SEDAR.

About Neptune Technologies & Bioressources Inc.

Neptune is a wellness products company, with more than 50 years of combined experience in the industry. The Company develops turnkey solutions available in various unique delivery forms, offers specialty ingredients such as MaxSimil®, a patented ingredient that enhances the absorption of lipid-based nutraceuticals, and a variety of other marine and seed oils. Neptune also sells premium krill oil directly to consumers through web sales at www.oceano3.com. Leveraging our scientific, technological and innovative expertise Neptune is working to develop unique extractions in high potential growth segments such as in the medical cannabis field.

Neptune is also pursuing opportunities in the prescription drug markets, through its 34% owned subsidiary Acasti Pharma Inc. ("Acasti"). Acasti focuses on the research, development and commercialization of omega-3 phospholipid therapies for the treatment of severe hypertriglyceridemia.

The Company's head office is located in Laval, Quebec.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute “forward-looking statements” within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the “Cautionary Note Regarding Forward-Looking Information” section contained in Neptune’s latest Annual Information Form (the “AIF”), which also forms part of Neptune’s latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune’s website at www.neptunebiotech.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under “Risk Factors”.

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

Contact information
Neptune Wellness Solutions	Investor Relations Contact (U.S.)
Mario Paradis	James Carbonara
VP & CFO, Neptune	Hayden IR
1.450.687.2262 x236	1.646.755.4712
m.paradis@neptunecorp.com	james@haydenir.com

Investor Relations Contact (Canada)
Pierre Boucher
MaisonBrison 1.514.731.0000
pierre@maisonbrison.com